UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2022

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-221462, 333-233069 and 333-260974) of ObsEva SA (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170, 333-231629 and 333-249457) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On January 28, 2022, ObsEva SA (the “Company”) entered into an amendment agreement (the “Amendment Agreement”) and an amended and restated securities purchase agreement (the “Amended and Restated Securities Purchase Agreement” and together with the Amendment Agreement, the “Second Tranche Amendments”) with certain funds and accounts managed by JGB Management, Inc. (“JGB”), to amend the Company’s securities purchase agreement, dated as of October 12, 2021 (the “Original Securities Purchase Agreement”), with JGB, which is structured to provide up to $135 million in borrowing capacity, available in nine tranches. At the initial closing of the Original Securities Purchase Agreement, the Company received gross proceeds of $30 million from the first tranche. The Second Tranche Amendments adjusted the principal balance payable at maturity for the notes to be issued in the second tranche to $10.5 million ($975,000 of original issue discount) and the conversion price for the notes to be issued in the second tranche to a price of $1.66 per common share, and accelerated the issuance of the second tranche to January 28, 2022. In addition, as adjusted pursuant to the Second Tranche Amendments, ObsEva issued a warrant to purchase 1,018,716 common shares of the Company at an exercise price of $1.87 per share. Additionally, JGB waived certain conditions required to be met to fund the second tranche, including that the Company’s volume-weighted average price is not below $3.00 per share for five or more trading days during the 30 days prior to the funding date for the second tranche, in exchange for a payment of $1.25 million and the amended terms for the notes and warrants to be issued in the second tranche. In connection with the Second Tranche Amendments, the Company received net proceeds of $8.275 million from the second tranche, after accounting for expenses and the $1.25 million waiver payment to JGB. Subject to the terms and conditions of the Amended and Restated Securities Purchase Agreement, including meeting the funding conditions as applicable for each future tranche, the third tranche will be funded on May 25, 2022, and each subsequent tranche will be funded 90 days after the preceding tranche. Except as provided herein and in the Second Tranche Amendments, the terms of the Original Securities Purchase Agreement, including with respect to future tranches and the ancillary agreements entered into in connection therewith, remained unchanged.

Copies of the Amendment Agreement and the Amended and Restated Securities Purchase Agreement, as well as the form of Note and form of Warrant to be issued pursuant to the Amended and Restated Securities Purchase Agreement, are attached as Exhibits 99.2, 99.3, 99.4 and 99.5 hereto, respectively, and are incorporated herein by reference. The foregoing description of the Amendment Agreement and the Amended and Restated Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.

On January 28, 2022, the Company issued a press release announcing, among other things, that it had entered into the Second Tranche Amendments. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

Statements in this Form 6-K that are not strictly historical in nature, including but not limited to, statements regarding the Company’s expectations with respect to the timing and availability of borrowing under the Amended and Restated Securities Purchase Agreement. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of funding conditions for each tranche, and other risks and uncertainties that are described in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with SEC on March 5, 2021 and in the Report on Form 6-K filed with the SEC on November 4, 2021 and other filings the Company makes with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated January 28, 2022.

99.2	Amendment Agreement, dated as of January 28, 2022, by and among the Company, the Subsidiary Guarantors and the Holder.

99.3	Amended and Restated Securities Purchase Agreement, deemed dated as of October 12, 2021, by and among the Company and the Purchasers.

99.4	Form of Senior Secured Convertible Note (included as Exhibit A to the Amended and Restated Securities Purchase Agreement filed as Exhibit 99.3).

99.5	Form of Common Stock Purchase Warrant (included as Exhibit B to the Amended and Restated Securities Purchase Agreement filed as Exhibit 99.3).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: January 28, 2022	By:	/s/ Brian O’Callaghan
		Name	Brian O’Callaghan
		Title:	Chief Executive Officer